

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2023

Robert J. Phelan
Senior Vice President and Chief Financial Officer
Adtalem Global Education Inc.
500 West Monroe Street
Chicago, IL 60061

>   **Re: Adtalem Global Education Inc.**
>   **Form 10-K for Fiscal Year Ended June 30, 2022**
>   **File No. 001-13988**

Dear Robert J. Phelan:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures and Reconciliations, page 78

1. Refer to your non-GAAP financial measures Net income from continuing operations excluding special items, Earnings per share from continuing operations excluding special items, and Operating income excluding special items. It appears that the reconciliations for these non-GAAP financial measures include an adjustment for "restructuring expense" which you have incurred every year since 2012. Please tell us your consideration as to whether these charges represent normal, recurring, cash operating expenses necessary for your core operations. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please note that this comment also applies to the non-GAAP measures presented in your Form 10-Q and Item 2.02, Form 8-K.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Robert J. Phelan
Adtalem Global Education Inc.
April 21, 2023
Page 2

absence of action by the staff.

You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services